SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month April, 2006

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Translation of registrant’s name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -                     .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Notification to the Bombay Stock Exchange and the National Stock Exchange of India with regard to “Declaration Received under Regulation 8(1) & 8(2) of SEBI (Substantial Acquisition of Shares and Takeover) Regulations, 1997” from Tata Sons Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDESH SANCHAR NIGAM LIMITED

By:	/s/ Rajiv Dhar
Name:	Rajiv Dhar
Title:	Chief Financial Officer

April 21, 2006

EXHIBIT -1

Rishabh Nath Aditya

Deputy Company Secretary

HQ/CS/CL.24B/11964

19 April 2006

Sir,

Sub: Declaration Received under Regulation 8(1) & 8(2) of SEBI (Substantial Acquisition of Shares and Takeover) Regulations, 1997.

Please find sent herewith declaration received from Tata Sons Limited under Regulation 8(1) & 8(2) of SEBI (Substantial Acquisition of Shares and Takeover) Regulations, 1997.

Thanking you,

Yours faithfully,

For Videsh Sanchar Nigam Limited

R.N. Aditya

Deputy Company Secretary

To:

1)	Security Code 23624, The Bombay Stock Exchange Limited. Fax No.(22) 22722061, 22721072.

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	Mr. Vijay Bhojwani, The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Mr. Hitendra Patil, Vice President (Operations) Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. Harish Abhichandani,, DGM (F) for SEC filing requirements, Fax 1186

EXHIBIT -2

The Company Secretary

Videsh Sanchar Nigam Limited

Videsh Sanchar Bhavan,

Mumbai 400 001

17th April, 2006

Kind Attn: Mr. Satish Ranade

Dear Sir:

Sub:	Declaration to be made under regulation 8 (1) & 8 (2) Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeover ) Regulation, 1997

We hereby declare that the holding of the present promoter group in your Company as on 31st March, 2006 is as under:-

1	Name of Target company:	Videsh Sanchar Nigam Ltd

2	Names of following persons:

a.	Name of person holding more than 15% Shares or voting rights.	Panatone Finvest Limited - letter enclosed.

b.	Name of promoter or every person having control over a company and also names of persons acting in concert with him.	TATA SONS LIMITED (holding company of Panatone Finvest Ltd. ) Panatone Finvest Limited The Tata Power Co. Ltd. The Tata Iron & Steel Co. Tata Industries Limited

3	Shareholding / voting rights of persons mentioned at (a) above as on 31st March, 2006	11,57,38,857

4	Share holding or voting rights held by persons mentioned at (b) above and members of the present promoter group { as on 31.03.2006 }

	No. of shares	% of shares / Voting rights
Panatone Finvest Limited	11,57,38,857	40.61
Tata Sons Limited	1,03,60,497	3.64
The Tata Power Company Limited	25,75,837	0.90

	12,86,75,191	45.15

Thanking you,

Yours faithfully,

TATA SONS LIMITED

( K. R. Bhagat )

General Manager Finance